CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

May 25, 2006

Mr. Mike Karney
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE:     LDG, Inc.
Form SB-2
SEC file no. 333-12266

Dear Mr. Karney:

Pursuant to my telephone conference with John Zitko, attached is a copy of the birth record for Kelly Sambrick which was furnished to me by her father, Frank Sambrick.

With respect to comment no. 8, I believe the disclosure is in compliance with Item 701 of Reg. S-B. I note that you have requested the facts and circumstances relied upon to make the exemption available for "each transaction." I note further that Item 701 does not contain the language you use, but states, "...the facts relied upon to make the exemption available." I would like you to advise me of one registration statement that you required the facts and circumstances surrounding "each" sale in a Reg. 506 private placement to be disclose.

Thank you for your cooperation.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb/Attachment

cc: Mr. John Reynolds